Exhibit 99.1

AVRICORE HEALTH FINALIZES AGREEMENT WITH AVROK LABORATORIES TO OFFER REAL-TIME COVID-19 SCREENING

The companies agree to offer HealthTab™ and COVID-19 rapid-antigen tests at resort locations, delivering fast and accurate results for travellers returning to the US.

VANCOUVER, BC – (GLOBE NEWSWIRE) – March 18th, 2021 – Avricore Health Inc. (TSXV: AVCR, OTC: AVCRF) (“Avricore Health” or the “Company”) is pleased to announce it has signed the Definitive Agreement with Avrok Laboratories (Avrok), a CLIA certified laboratory in California, to offer COVID-19 screening via HealthTab™ to travellers in Canada, USA, Mexico, and the Caribbean.

This agreement comes off the Letter of Intent signed between the Companies in February of this year and represents a new solution for travelers as the world soon begins to resume travel and tourism activities.

Under this program, the Companies will utilize rapid tests which meet the criteria for return travel to the US from Mexico and the Caribbean.  The key advantage of this offering is a 360-degree solution of real-time data reporting via HealthTab™, where travellers, their hosts and transportation service providers can seamlessly receive rapid-testing onsite, integrated data reporting and validation of results via a high-quality CLIA laboratory.

The agreement sets out the terms and deliverables of each party.

“Transportation service providers and destinations around the world are as ear to resume normal travel activity as consumers are and HealthTab can help”, said Hector Bremner, CEO of Avricore Health.  “By offering real-time reporting and an API capable solution, we can meet the needs of the various stakeholders in terms of maintaining their portals for managing data, while making it easy for their travelling customers.”

Avrok Laboratories offers testing services including Molecular PCR, and Next Gen Sequencing (NGS).

“There’s no doubt that when you talk about travel, you’ll talk about testing”, said Paul Scott, CEO of Avrok Laboratories. “We are committed to offering the best validation solutions, including Next Gen Sequencing, to support the identification and tracking of variants of COVID-19.”

The Parties anticipate offering this unique and powerful rapid-testing reporting service to travel service providers, such as resorts and airlines. This will support the creation of a globally recognized platform for delivering tests, reporting, and data sharing in real-time, giving the world the infrastructure needed for safer travel.

About Next Generation Sequencing (NGS)

NGS (Next Gen Sequencing) is 10 times more sensitive and has greater than 99% specificity when compared to other COVID-19 testing methods. The main testing alternative is PCR tests, which have shown to be less accurate than NGS testing.  We now need more than a simple

"Yes or No" answer when testing for COVID- 19, which is the only answer you can achieve from PCR.

NGS allows us to process tens of thousands of samples per day in a small footprint. NGS gives us the information we need to effectively fight this virus.

About Avrok Laboratories, LLC

Avrok Laboratories, LLC is a high-throughput molecular laboratory with Next Generation Sequencing (NGS) specialization and using the Thermo Scientific Ion Torrent NGS system.

About HealthTab™ + RASTR

HealthTab™ is a proven point-of-care screening system, designed to support pharmacists evolving role. The system empowers patients to be proactive about their health by directly measuring and monitoring key safety tests and biomarkers of chronic disease. The HealthTab™  test is simple, fast, lab-accurate, and requires just a few drops of blood from a finger stick.  Results can be printed in-store or accessed securely online.

As part of this direction for HealthTab™, the Company developed a revolutionary model for utilizing the system’s unique ability to offer real-time evaluations of treated populations and even real-world evaluation clinical trials.

The name for this approach is Rapid Access Safety Test Reporting, or RASTR Network, whereby the network of HealthTab™ systems feedback de-identified data through to electronic health records and data management systems via its API capabilities.  This is the first platform of harmonized analyzers, with fully integrated data-flow, for blood chemistry results to be sent to consumers, their healthcare teams and sponsors, such as researchers, insurance providers and the life-science sector.

The significance of this approach to the market is the enhanced access to screening and early detection of disease, better data for physicians and pharmacists to support their patients, plus new opportunities to conduct research and ensure patient safety.

And, with the emergence of COVID-19 and its variants, the HealthTab™ + RASTR platform can now directly report results from the Abbott ID Now™, or manually report results from rapid-tests, dramatically reducing the administration time and increasing the accuracy and speed of information sharing.

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company's goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com

Contact:

Avricore Health Inc.Avrok Laboratories

Hector Bremner, CEO 604-773-8943Jonathan Martin COO

info@avricorehealth.com Jonathan@avroksci.com

www.avricorehealth.com www.avroklabs.com

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health's expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as "outlook," "will," "could," "would," "might," "remains," "to be," "plans," "believes," "may," "expects," "intends," "anticipates," "estimate," "future," "positioned," "potential," "project," "remain," "scheduled," "set to," "subject to," "upcoming," and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company's expected use of proceeds from the placement; the unique features that the HealthTab™ platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health's management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore's public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy